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Amendment to Rights Agreement

           This Amendment to Rights Agreement (this “Amendment”), dated as of July [handwritten] 5, 2002, is entered into by Maxwell Technologies, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC (formerly ChaseMellon Shareholder Services, L.L.C.), a New Jersey limited liability company, as Rights Agent (the “Rights Agent”).

           Whereas, the Company and the Rights Agent executed a Rights Agreement, dated as of November 5, 1999 (the “Rights Agreement”) that provided for the terms and conditions governing common share purchase rights distributed as a dividend to the Company’s stockholders; and

           Whereas, pursuant to Section 27 of the Rights Agreement, the Company desires amend the Rights Agreement to increase the percentage of the Company’s stock that causes a stockholder to become an “Acquiring Person” within the meaning of the Rights Agreement from 15% to 20%;

           Now, therefore, the Rights Agreement is hereby amended as follows:

1.

The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is amended to change the figure 15% to 20% each time such figure appears in the definition, it being understood that the purpose of this amendment is to raise the threshold for determining an Acquiring Person from the beneficial ownership of 15% of the Company’s outstanding common stock to the beneficial ownership of 20% of such outstanding common stock.

2.

Each time the figure “15%” appears in Section 3(a), Exhibit B or elsewhere in the Rights Agreement in reference to the threshold beneficial ownership of an Acquiring Person such figure is hereby amended to the figure “20%”.

3.	Except as specifically provided in this Amendment, the Rights Agreement shall continue in full force and effect in accordance with its terms.

4.

This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within such State, provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

5.

This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

6.

Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

7.	Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

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           In witness whereof, the parties have caused this Amendment to be executed as of the date first written above.

Mellon Investor Services LLC, as Rights Agent	Maxwell Technologies, Inc.

By /s/ Sharon Knepper	By /s/ Donald M. Roberts

Title Vice President	Title Vice President